[Letterhead of The Goodyear Tire & Rubber Company]

January 11, 2013

VIA EDGAR and FACSIMILE (703) 813-6968

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form	10-K for the year ended December 31, 2011
Filed	February 14, 2012
Form	10-Q for the quarterly period ended September 30, 2012
Filed	October 26, 2012
File	No. 1-1927

Dear Mr. O’Brien:

This letter is in response to the letter, dated December 28, 2012 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for the year ended December 31, 2011

Note 4 – Sale of Farm Tire and Wire Business, page 73

1.

You disclose that Titan is no longer obligated to purchase your European farm tire business and due to the uncertainty surrounding the timing of the completion of the Amiens social plan, the European farm tire business was classified as held-and-used at December 31, 2010, and through the expiration of the put option on November 30, 2011. Please tell us how you are accounting for the European farm tire business as of December 31, 2011, and each fiscal quarter of 2012. Please also quantify the assets and liabilities of the tire business and whether you have assessed those assets for impairment.

We have continued to classify the assets of the European farm tire business as held-and-used at December 31, 2011 and in each fiscal quarter of 2012. After the expiration of the put option with Titan, we were not actively marketing the business to other third parties and it was not probable that we would sell the business within one year. Therefore, we did not meet the criteria in ASC 360-10-45 for long-lived assets to be classified as held-for-sale and have concluded that these assets continue to be properly classified as held-and-used. We continue to explore all alternatives with respect to the European farm tire business and the related factory in Amiens, France.

At December 31, 2010, the net book values of the European farm tire business assets that we sought to sell were approximately $90 million (comprised of inventories of approximately $60 million and fixed assets of approximately $30 million) and the liabilities were approximately $20 million. These amounts were based on unaudited carve-out financial statements specially prepared upon entering into the put option in 2010. No separate internal financial statements have since been prepared. On an ongoing basis, those assets are part of a larger group of assets and do not have separately identifiable cash flows that are largely independent of other assets and liabilities, as disclosed in Note 8 in our Form 10-K for the year ended December 31, 2010. Accordingly, those assets were tested for impairment at the reporting unit level. No such impairment was identified during any of the above-mentioned fiscal periods.

Note 6 – Income Taxes, page 74

2.	You disclose that you had a tax benefit of $64 million related to the release of a valuation allowance on your Canadian Operations. We note that had you not released the valuation your tax expense of $201 million would have been 32% higher and net income would have decreased by 15%. In future filings please provide a discussion of material changes in your tax valuation and the underlying reasons. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

In future filings, we will provide a discussion of material changes in our tax valuation and the underlying reasons therefor. For example, with respect to the release of the valuation allowance on our Canadian operations in 2011, we will include the following statement in our Management’s Discussion and Analysis section in our Form 10-K for the year ended December 31, 2012:

“The 2011 net tax benefit included a $64 million benefit from the release of a valuation allowance on our Canadian operations, which was released as a result of cumulatively profitable operations in the prior three years and projected future income sufficient to fully realize the deferred tax assets, and a $24 million charge related to the settlement of prior tax years and to increased tax reserves as a result of negative tax court rulings in a foreign jurisdiction.”

Note 19 – Commitments and Contingent Liabilities, page 103

3.	For your potential product liability and other tort claims, environmental matters, workers’ compensation and other contingencies, please disclose the amount or range of reasonably possible losses or a statement that such amount cannot be estimated. If the reasonably possible range of loss is immaterial to the financial statements, please provide a statement to that effect. Refer to ASC 450-20-50 and SAB Topic 5:Y for guidance.

In Note 19 of our Form 10-K for the year ended December 31, 2011, we discuss contingent liabilities related to environmental matters, workers’ compensation, general and product liability and other tort claims, and other contingencies. These categories of contingent liabilities do not share common characteristics, including with respect to the nature of the claims, applicable law or the resolution process, therefore we will address each category separately below.

Environmental Matters

We review environmental matters quarterly for proper accounting treatment and disclosure under ASC 450-20. Our recorded liabilities for environmental matters were $46 million at December 31, 2011 for all known claims that are considered probable and can reasonably be estimated. Remediation activities with respect to environmental matters vary substantially in duration and cost from site to site, and the associated costs for each vary depending on the mix of unique site characteristics and the regulatory agencies and other responsible parties involved. For those matters which we are able to quantify that are reasonably possible, our exposure in excess of the amounts accrued is estimated to be approximately $20 million. Based on our 2011 financial results this represents 3% of income before income taxes, less than 1% of total consolidated assets and liabilities, 2% of consolidated total shareholders’ equity, and 2% of our consolidated operating cash flows. Management does not believe that these potential additional losses are material to our financial position, cash flows or results of operations.

In consideration of the Staff’s comment, we will add the following additional disclosure to our future filings under the heading “Environmental Matters” in our contingent liabilities footnote:

“Since many of the remediation activities related to environmental matters vary substantially in duration and cost from site to site and the associated costs for each vary depending on the mix of unique site characteristics, in some cases we cannot reasonably estimate a range of possible losses. Although it is not possible to estimate with certainty the outcome of all of our environmental matters, management believes that potential losses in excess of current reserves for environmental matters, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or results of operations.”

Workers’ Compensation

For our workers’ compensation liabilities, we perform a quarterly analysis of all of our pending claims, extensive historical experience and current cost trends to determine the appropriate estimate for the liability, including those claims that have been incurred but not yet reported. At

December 31, 2011, the discounted liability for workers’ compensation was $302 million. We estimate that it is reasonably possible that the liability could exceed our recorded amount by approximately $40 million. Based on our 2011 financial results this represents 6% of income before income taxes, less than 1% of total consolidated assets and liabilities, 4% of consolidated shareholders’ equity, and 5% of our consolidated operating cash flows. Although management does not believe that the potential additional losses are material to our financial position, cash flows or results of operations, in consideration of the Staff’s comment, we will expand our disclosure to include the high end of the estimated range by adding the following additional disclosure to our future filings under the heading “Workers’ Compensation” in our contingent liabilities footnote:

“At December 31, 2011, we estimate that it is reasonably possible that the liability could exceed our recorded amounts by approximately $40 million.”

General and Product Liability and Other Tort Claims

For our general and product liability and other tort claims, we perform a quarterly analysis on all of our pending claims, historical experience and, where available, recent and current trends to determine the appropriate estimate for the liability, including those claims that have been incurred but not yet reported. At December 31, 2011, the recorded liabilities for general and product liability and other tort claims, excluding asbestos claims, were $155 million. We estimate that it is reasonably possible that the liability could exceed our recorded amount by approximately $15 million. Based on our 2011 financial results this represents 2% of income before income taxes, less than 1% of total consolidated assets and liabilities, 1% of total consolidated shareholders’ equity, and 2% of our consolidated operating cash flows. Management does not believe that the potential additional losses are material to our financial position, cash flows or results of operations. However, should these claims, individually or in the aggregate, be determined to pose a reasonably possible loss that could be material, we will disclose the related financial exposure.

In consideration of the Staff’s comment, we will modify the disclosure in our future filings under the heading “General and Product Liability and Other Litigation” in our contingent liabilities footnote as follows (additional text is underlined):

“The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and, where available, recent and current trends. Based upon that assessment, at December 31, 2011, we do not believe that estimated reasonably possible losses associated with general and product liability claims in excess of the amounts recorded will have a material adverse effect on our financial position, cash flows or results of operations. However, the amount of our ultimate liability in respect of these matters may differ from these estimates.”

Other Actions

For our other contingencies, we perform a quarterly analysis of asserted and known unasserted matters for proper accounting and disclosure under ASC 450-20. For matters that are considered reasonably possible, we are unable to accurately estimate our aggregate financial exposure as a result of the diversity of these other matters, both with respect to the nature of the claims and the jurisdictions in which such claims are brought, and the inherent uncertainties of the litigation process. Given the disparate nature of these other contingencies, it is highly unlikely that we would have adverse outcomes on a sufficient number of claims in the same period to result in a material adverse effect on our financial position, cash flows or results of operations. However, if an individual matter is determined to pose a reasonably possible loss that could be material, we have disclosed, and we will continue to disclose, relevant information, including, if known or estimable, the potential financial exposure with respect to that matter. As noted on page 105 of our Form 10-K for the year ended December 31, 2011, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations.

Form 10-Q for the quarterly period ended September 30, 2012

Note 14 – Consolidating Financial Information, page 26

4.	We note that you have provided condensed consolidating financial information in accordance with Rule 3-10 of Regulation S-X for the 7% senior notes due 2022, the 8.25% senior notes due 2020 and the 8.75% notes due 2020. We note that the Indenture for each of these notes contains certain subsidiary guarantor release provisions, including a provision permitting the company to release a subsidiary guarantor during a “Suspension Period.” Please explain why you believe the guarantors are full and unconditional as required by Rule 3-10 of Regulation S-X in light of the provision that allows for a release of the guarantor during a “Suspension Period.”

Section 10.06 of the indentures for the 7% senior notes due 2022 (the “7% notes”) and the 8.25% senior notes due 2020 (the “8.25% notes”) and Section 4.06 of the indenture for the 8.75% notes due 2020 (the “8.75% notes”; collectively, the “guaranteed notes”) provides for the release of the subsidiary guarantees in limited circumstances only upon the occurrence of certain customary conditions, including during a “Suspension Period.” A “Suspension Period” is defined in Section 4.12 of the indentures for the 7% notes and 8.25% notes (and Section 3.02 of the indenture for the 8.75% notes) as the period of time beginning after the related guaranteed notes have an investment grade rating from Moody’s Investors Service (Baa3 or higher) and Standard & Poor’s (BBB- or higher) and ending after the related guaranteed notes no longer have such investment grade ratings. In order to effectuate a release of a subsidiary guarantee during a “Suspension Period,” we must provide the Trustee with an Officers’ Certificate to that effect.

The guaranteed notes currently do not have investment grade ratings. As a result, the subsidiary guarantees for a particular note issue are unable to be released unless and until those guaranteed notes have investment grade ratings. Furthermore, we believe that the release conditions and related mechanics in our indentures are customary for non-investment grade issuers of debt securities with a credit profile similar to Goodyear. We believe, therefore, that the guarantees provided by the subsidiary guarantors are full and unconditional for purposes of Rule 3-10 of Regulation S-X, consistent with the definition of “full and unconditional” in Rule 3-10(h)(2) of

Regulation S-X and the general guidance contained in Section 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance.

*        *        *         *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775

(fax: 330-796-2338).

Respectfully submitted,
THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Richard J. Noechel
Richard J. Noechel
Vice President and Controller

cc:	Tracey McKoy, U.S. Securities and Exchange Commission
Erin	Jaskot, U.S. Securities and Exchange Commission